UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number           0-53359

Webdigs, Inc.
(Exact name of registrant as specified in its charter)

3433 Broadway St. NE, Suite 501, Minneapolis, Minnesota 55413
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of the classes of the securities covered by this Form as of the certification or notice date:      292

WEBDIGS, INC. (the “Issuer”) hereby requests the immediate withdrawal of its Certification and Notice of Termination of Registration Under Section 12(G) of the Securities Exchange Act of 1934, submitted on SEC Form 15 on January 9, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, Webdigs, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2012	By:	/s/ Robert A. Buntz, Jr.
Robert A. Buntz, Jr.
Chief Executive Officer